Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended

30 September 2015

The following is a review of our financial condition and results of operations as of 30 September 2015 and for the nine-month periods ended 30 September 2015 and 2014, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the nine-month period ended 30 September 2015, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2014 filed with the SEC on 24 March 2015 (“2014 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2014 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2015 and for the nine-month periods ended 30 September 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2015 and for the nine-month periods ended 30 September 2015 and 2014. The reported numbers as of 30 September 2015 and for the nine-month periods ended 30 September 2015 and 2014 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month periods ended 30 September 2015 and 2014 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2014, we employed approximately 155,000 people, with operations in 25 countries across the world. Given the breadth of our operations, we are organized along seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six segments correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential” or similar expressions that are forward-looking statements. The statements reflect the current views of our management with respect to, among other things, our proposal to the board of SABMiller and Anheuser-Busch InBev’s strategic objectives. These statements are subject to certain risks and uncertainties about us and SAB Miller and are dependent on many factors, some of which are outside of our control. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2014 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, including the combination with Grupo Modelo, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets that we acquired, and the extraction of synergies from the Grupo Modelo combination;

•

in respect of the proposal to the board of SABMiller, the lack of certainty that the approach in respect of the proposed transaction described herein will result in an offer or agreement, or as to the terms of such agreement;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited report that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2014 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Nine-Month Period Ended 30 September 2015 Compared to Nine-Month Period Ended 30 September 2014

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2015 and 2014:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change

	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	345,893	345,646	0.1
Revenue	32,881	35,045	(6.2)
Cost of sales	(13,106)	(14,120)	7.2
Gross profit	19,775	20,925	(5.5)
Distribution expenses	(3,214)	(3,424)	6.1
Sales and marketing expenses	(5,166)	(5,415)	4.6
Administrative expenses	(1,878)	(2,010)	6.6
Other operating income/expenses	712	1,000	(28.8)
Exceptional items	77	(40)	-
Profit from operations	10,306	11,036	(6.6)

EBITDA, as defined(2)	12,686	13,436	(5.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately.

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands under the interim supply agreement, since these volumes do not form part of the underlying performance of our business.

The table below summarizes the volume evolution by zone:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change
	(thousand hectoliters)		(%)(1)

North America	90,834	92,805	(2.1)
Mexico	30,675	28,954	5.9
Latin America North	88,165	89,173	(1.1)
Latin America South	25,682	25,779	(0.4)
Europe	32,686	34,146	(4.3)
Asia Pacific	72,706	67,062	8.4
Global Export & Holding Companies	5,146	7,726	(33.4)

Total	345,893	345,646	0.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2015 of 345.9 million hectoliters were flat compared to our consolidated volumes for the nine-month period ended 30 September 2014. The results for the nine-month period ended 30 September 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015. The 2014 acquisitions include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China. The 2014 disposals of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico had an immaterial impact on our consolidated volumes. The 2015 acquisitions and disposals include the termination of certain distribution rights in Europe, the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru. Furthermore, our 2015 volumes compared to 2014 volumes were impacted by the discontinuance of the reporting of volumes sold to Constellation Brands mentioned above. These transactions impacted positively our volumes by 2.3 million hectoliters (net) for the nine-month period ended 30 September 2015 compared to the nine-month period ended 30 September 2014.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 0.6%, with our own beer and non-beer volumes decreasing 0.2% and 4.0%, respectively, in the nine-month period ended 30 September 2015 compared to the nine-month period ended 30 September 2014.

Volumes of our focus brands grew by 0.3% in the nine-month period ended 30 September 2015 compared to the nine-month period ended 30 September 2014. On the same basis, volumes of our three global brands (Budweiser, Corona and Stella Artois) grew by 7.6%. For further information about our focus brands, see “—B. Business Overview—2. Principal Activities and Products—Beer” in our 2014 Annual Report.

North America

In the nine-month period ended 30 September 2015, our volumes in North America decreased by 2.0 million hectoliters, or 2.1%, compared to the nine-month period ended 30 September 2014. Excluding volume changes attributable to the acquisitions and disposals described above, our volumes would have declined by 1.6% compared to the same period in 2014.

We estimate that U.S. industry beer sales-to-retailers adjusted for the number of selling days declined by 0.5% in the nine-month period ended 30 September 2015 compared to the nine-month period ended 30 September 2014. On the same basis, our U.S. shipment volumes and our beer sales-to-retailers adjusted for the number of selling days both declined by 1.9%.

During the nine-month period ended 30 September 2015, we estimate our total U.S. market share, based on sales-to-retailers adjusted for the number of selling days, declined by approximately 65 bps compared to the same period in 2014. We estimated that Budweiser sales-to-retailers adjusted for the number of selling days declined, with the brand’s share of total market down approximately 15 bps in the nine-month period ended 30 September 2015. On the same basis, we estimate that Bud Light’s share of total market was down approximately 35 bps.

In Canada, our beer volumes increased by low single digits during the nine-month period ended 30 September 2015 compared to the same period last year and we estimate that we gained market share.

Mexico

In the nine-month period ended 30 September 2015, our volumes in Mexico increased by 1.7 million hectoliters, or 5.9%, compared to the nine-month period ended 30 September 2014, driven by a favorable macroeconomic environment, despite a difficult comparable due to the 2014 FIFA World Cup. Corona, Bud Light and Victoria volume performance was especially good. Our focus brands, which represent over 90% of our total volumes, continue to grow ahead of the total portfolio, increasing by 7.6% in the nine-month period ended 30 September 2015 compared to the same period last year.

Latin America North

In the nine-month period ended 30 September 2015, our volumes in Latin America North decreased by 1.0 million hectoliters, or 1.1%, compared to the same period in 2014, with beer volumes decreasing 0.5% and soft drink volumes decreasing 3.0% on the same basis.

In Brazil, our total volumes were down during the nine-month period ended 30 September 2015 compared to the nine-month period ended 30 September 2014, with our beer volumes down 1.5% and our soft drink volumes down 4.7% due to a difficult 2014 FIFA World Cup comparable and an unfavorable macroeconomic environment, partly offset by favorable weather during the third quarter 2015. We estimate that our beer market share was up as compared to last quarter and down year-over-year, reaching a level of 67.8%.

We estimate that volumes of our premium and near beer brands continue to improve, with Budweiser, Stella Artois, Original and Skol Beats Senses growing double digits.

Latin America South

Latin America South volumes for the nine-month period ended 30 September 2015 decreased by 0.1 million hectoliters, or 0.4%. Excluding the acquisitions and disposals described above, our volumes would have increased by 1.5% compared to the same period in 2014, with beer volumes increasing 6.2% and non-beer volumes decreasing 5.6%, On the same basis, our beer volumes in Argentina increased by low single digits as a result of growth of our premium and super-premium brands as well as good performances by our recent innovations.

Europe

Our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2015 decreased by 1.5 million hectoliters, or 4.3%, compared to the nine-month period ended 30 September 2014. Excluding the acquisitions and disposals described above, own beer volumes for the nine-month period ended 30 September 2015 decreased 2.9% compared to the nine-month period ended 30 September 2014, mainly driven by a weak beer industry in Russia and Ukraine. On the same basis, own beer volumes declined by low-single digits in Belgium and Germany mainly as the result of a difficult comparable due to FIFA World Cup activations in 2014, whereas our own products volumes increased by high single digits in the United Kingdom, primarily driven by a strong performance in the off trade channel. We estimate that market share was marginally down in Belgium and flat in Germany and that we gained market share in the United Kingdom.

Asia Pacific

For the nine-month period ended 30 September 2015, our volumes grew 5.6 million hectoliters, or 8.4%, compared to the same period in 2014. Excluding the acquisitions and disposals described above, our total volumes would have been essentially flat over the same period. On the same basis, our beer volumes in China grew by 0.7%.

We estimate that the total industry volumes in China declined by approximately 5.5% in the nine-month period ended 30 September 2015. Industry volumes were impacted by continuing economic headwinds and poor weather during the second and third quarters 2015, impacting mostly the value and core segments.

We estimate that our beer market share was up as compared to last quarter, reaching a level of 18.7%, driven by our commercial strategy of growing our premium brands nationally, while increasing distribution in the growth channels. Our three focus brands of Budweiser, Harbin and Sedrin combined grew by mid-single digits in the nine-month period ended 30 September 2015 compared to the same period last year.

Our acquisition of OB closed on 1 April 2014. Year-over-year, for the period OB was consolidated, South Korean volumes were down low-single digits, due to an estimated market share loss in a very competitive environment.

Global Export & Holding Companies

For the nine-month period ended 30 September 2015, Global Export & Holding Companies volumes decreased by 2.6 million hectoliters compared to the same period last year. The change in volume performance mainly results from the discontinued reporting of the volumes sold to Constellation referred to above.

Revenue

The following table reflects changes in revenue across our business zones for the nine-month period ended 30 September 2015 as compared to our revenue for the nine-month period ended 30 September 2014:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change
	(USD million)		(%) (1)

North America	11,959	12,297	(2.7)
Mexico	2,941	3,471	(15.3)
Latin America North	6,609	7,814	(15.4)
Latin America South	2,386	1,979	20.6
Europe	3,048	3,796	(19.7)
Asia Pacific	4,437	3,976	11.6
Global Export & Holding Companies	1,502	1,712	(12.3)

Total	32,881	35,045	(6.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 32,881 million for the nine-month period ended 30 September 2015. This represented a decrease of USD 2,164 million, or 6.2% as compared to our consolidated revenue for the nine-month period ended 30 September 2014 of USD 35,045 million. The results for the nine-month period ended 30 September 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 acquisitions and disposals include the acquisition of Oriental Brewery, which was included as from 1 April 2014 in our consolidated financial reporting for year ended 31 December 2014, the acquisition of the Siping Ginsber Draft Beer Co., Ltd. and three breweries in China, as well as the disposal of Comercio y Distribución Modelo and the glass plant located in Piedras Negras, Coahuila, Mexico (collectively the “2014 acquisitions and disposals”). Furthermore, our 2015 consolidated results were impacted by the phasing out of inventory sales and transition services provided under agreements with Constellation in connection with the disposal of the Piedras Negras glass plant, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru (collectively the “2015 acquisitions and disposals” and together with the 2014 acquisitions and disposals, the “2014 and 2015 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 173 million (net) for the nine-month period ended 30 September 2015 compared to the nine-month period ended 30 September 2014.

•

Our consolidated revenue for the nine-month period ended 30 September 2015 also reflects an unfavorable currency translation impact of USD 4,018 million mainly arising from currency translation effects in Latin America North and South, Europe and Mexico.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific previously reported in administrative expenses, our revenue would have increased 6.1% in the nine-month period ended 30 September 2015 compared to the nine-month period ended 30 September 2014. Our consolidated revenue for the nine-month period ended 30 September 2015 was partly impacted by the developments in volumes discussed above. Our revenue per hectoliter for the nine-month period ended 30 September 2015 compared to the same period last year increased 6.7% driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies. The revenue of our global brands increased 12.5% during the nine-month period ended 30 September 2015 compared to the same period last year.

The main business zones contributing to growth in our consolidated revenues per hectoliter were (i) Latin America North, mainly driven by revenue management initiatives, increased own distribution volumes and premium brand mix, as well as an easy comparable due to promotional activity around the FIFA World Cup in 2014; (ii) Latin America South, mainly as a result of growth of our premium and super premium brands as well as good performances by our recent innovations in Argentina; (iii) Mexico driven by revenue management initiatives and a positive impact on our brand mix as a result of increased revenue from Bud Light; and (iv) Asia Pacific, with a 8.8% revenue increase in in China, mainly driven by improved brand mix, driven by the growth of Budweiser and our super premium portfolio.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the nine-month period ended 30 September 2015 as compared to the nine-month period ended 30 September 2014:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change
	(USD million)		(%)(1)

North America	(4,673)	(4,867)	4.0
Mexico	(775)	(1,058)	26.7
Latin America North	(2,302)	(2,708)	15.0
Latin America South	(902)	(741)	(21.7)
Europe	(1,254)	(1,615)	22.4
Asia Pacific	(2,172)	(1,956)	(11.0)
Global Export & Holding Companies	(1,028)	(1,174)	12.4

Total	(13,106)	(14,120)	7.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 13,106 million for the nine-month period ended 30 September 2015. This represented a decrease of USD 1,014 million, or 7.2%, compared to our consolidated cost of sales for the nine-month period ended 30 September 2014. The results for the nine-month period ended 30 September 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 141 million for the nine-month period ended 30 September 2015 compared to the nine-month period ended 30 September 2014.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2015 also reflects a positive currency translation impact of USD 1,457 million mainly arising from currency translation effects in Latin America North and South, Europe and Mexico.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 4.2%, and by 4.9% on a per hectoliter basis. Our consolidated cost of sales for the nine-month period ended 30 September 2015 was partly impacted by the developments in volumes discussed above. The increase in our cost of sales was driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments, and product mix, mainly driven by the increased weight of premium products in Brazil. These increases were partly offset by procurement savings. The increase was also partly due to the impact of a one-time benefit of USD 57 million, reported in the second quarter 2014, linked to the reversal of medical expense accruals in the United States.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2015 as compared to the nine-month period ended 30 September 2014. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2015 were USD 9,546 million, representing a decrease of USD 303 million, or 3.1% compared to our operating expenses for the same period 2014.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the nine-month period ended 30 September 2015 as compared to the nine-month period ended 30 September 2014:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change
	(USD million)		(%)(1)

North America	(994)	(1,003)	0.9
Mexico	(299)	(344)	13.1
Latin America North	(868)	(1,035)	16.1
Latin America South	(228)	(202)	(12.9)
Europe	(312)	(375)	16.8
Asia Pacific	(362)	(329)	(10.0)
Global Export & Holding Companies	(152)	(136)	(11.8)

Total	(3,214)	(3,424)	6.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 3,214 million for the nine-month period ended 30 September 2015. This represented a decrease of USD 210 million, or 6.1%, as compared to the nine-month period ended 30 September 2014. The results for the nine-month period ended 30 September 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated distribution expenses by USD 4 million for the nine-month period ended 30 September 2015 compared to the same period last year.

•	Our consolidated distribution expenses for the nine-month period ended 30 September 2015 also reflect a positive currency translation impact of USD 477 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have been 7.7%. This increase was driven mainly by increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands in Brazil, and inflationary increases in Latin America South.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the nine-month period ended 30 September 2015 as compared to the nine-month period ended 30 September 2014:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change
	(USD million)		(%)(1)

North America	(1,720)	(1,635)	(5.2)
Mexico	(510)	(595)	14.3
Latin America North	(774)	(1,011)	23.4
Latin America South	(282)	(240)	(17.5)
Europe	(684)	(865)	20.9
Asia Pacific	(1,038)	(892)	(16.4)
Global Export & Holding Companies	(158)	(178)	11.2

Total	(5,166)	(5,415)	4.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 5,166 million for the nine-month period ended 30 September 2015. This represented a decrease of USD 249 million, or 4.6%, as compared to our sales and marketing expenses for the nine-month period ended 30 September 2014. The results for the nine-month period ended 30 September 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 77 million for the nine-month period ended 30 September 2015 compared to the same period last year.

•	Our consolidated sales and marketing expenses for the nine-month period ended 30 September 2015 also reflect a positive currency translation impact of USD 618 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our overall sales and marketing expenses for the nine-month period ended 30 September 2015 would have increased 5.4%, with increased support for our brands, innovations and sales activations in most zones. The increase during the nine-month period ended 30 September 2015 compares to a growth of 12.9% in the nine-month period ended 30 September 2014, which reflected our FIFA World Cup activations.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the nine-month period ended 30 September 2015 as compared to the nine-month period ended 30 September 2014:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change
	(USD million)		(%)(1)

North America	(382)	(356)	(7.3)
Mexico	(273)	(339)	19.5
Latin America North	(382)	(385)	0.8
Latin America South	(95)	(72)	(31.9)
Europe	(217)	(254)	14.6
Asia Pacific	(228)	(275)	17.1
Global Export & Holding Companies	(300)	(328)	8.5

Total	(1,878)	(2,010)	6.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 1,878 million for the nine-month period ended 30 September 2015. This represented a decrease of USD 132 million, or 6.6%, as compared to our consolidated administrative expenses for the nine-month period ended 30 September 2014. The results for the nine-month period ended 30 September 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•

The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated administrative expenses by USD 2 million for the nine-month period ended 30 September 2015 compared to the same period last year.

•	Our consolidated administrative expenses for the nine-month period ended 30 September 2015 also reflect a positive currency translation impact of USD 280 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of government surcharges in Asia Pacific to revenue, administrative expenses would have increased by 10.5%, mainly due to the timing of variable compensation accruals.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the nine-month period ended 30 September 2015 as compared to the nine-month period ended 30 September 2014:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change
	(USD million)		(%)(1)

North America	25	276	(90.9)
Mexico	162	179	(9.5)
Latin America North	398	435	(8.5)
Latin America South	9	(12)	175.0
Europe	8	15	(46.7)
Asia Pacific	90	84	7.1
Global Export & Holding Companies	19	23	(17.4)

Total	712	1,000	(28.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the nine-month period ended 30 September 2015 was USD 712 million. This represented a decrease of USD 288 million, or 28.8%, compared to the nine-month period ended 30 September 2014. Other operating income in the nine-month period ended 30 September 2014 included a one-time positive accounting adjustment of USD 223 million, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans in the United States. Furthermore, the results for the nine-month period ended 30 September 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015 and currency translation effects.

•	The 2014 and 2015 acquisitions and disposals described above negatively impacted our consolidated other operating income by USD 41 million for the nine-month period ended 30 September 2015 compared to the same period last year.

•	Our other operating income for the nine-month period ended 30 September 2015 also reflects a negative currency translation impact of USD 161 million.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the nine-month period ended 30 September 2015, exceptional items consisted of restructuring charges, the impact of business and asset disposals, acquisition costs of business combinations and judicial settlements. Exceptional items were as follows for the nine-month period ended 30 September 2015 and 2014:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014
	(USD million)

Restructuring (including impairment losses)	(91)	(80)
Business and asset disposals (including impairment losses)	252	111
Acquisition costs of business combinations	(4)	(71)
Judicial settlements	(80)	-

Total	77	(40)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 91 million for the nine-month period ended 30 September 2015 as compared to a net cost of USD 80 million for the nine-month period ended 30 September 2014. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Europe. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) resulted in a net gain of USD 252 million for the nine-month period ended 30 September 2015, mainly related to the compensation for the termination of distribution rights in the United States and asset disposals in Mexico and China. These gains were partly compensated by impairment of goodwill, intangible and other assets.

Judicial settlements

The judicial settlement for the nine-month period ended 30 September 2015 relates to the settlement reached between CADE, the Brazilian Antitrust Authority, and Ambev on the “Tô Contigo” customer loyalty program.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the nine-month period ended 30 September 2015 as compared to the nine-month period ended 30 September 2014:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change
	(USD million)		(%)(1)

North America	4,312	4,701	(8.3)
Mexico	1,286	1,206	6.6
Latin America North	2,600	3,109	(16.4)
Latin America South	881	705	25.0
Europe	527	685	(23.1)
Asia Pacific	832	548	51.8
Global Export & Holding Companies	(131)	83	(257.8)

Total	10,306	11,036	(6.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 10,306 million for the nine-month period ended 30 September 2015. This represented a decrease of USD 730 million, or 6.6%, as compared to our profit from operations for the nine-month period ended 30 September 2014. The results for the nine-month period ended 30 September 2015 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2014 and 2015, currency translation effects and the effects of certain exceptional items as described above.

•

The 2014 and 2015 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 391 million for the nine-month period ended 30 September 2015 compared to the same period last year.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2015 also reflects a negative currency translation impact of USD 1,322 million.

•

Our profit from operations for the nine-month period ended 30 September 2015 was positively impacted by USD 77 million of certain exceptional items, as compared to a negative impact of USD 40 million for the nine-month period ended 30 September 2014. See “—Exceptional Items” above for a description of the exceptional items during the nine-month periods ended 30 September 2015 and 2014.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2015 as compared to nine-month period ended 30 September 2014:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change
	(USD million)		(%)(1)

Profit	7,133	8,026	(11.1)
Net finance results	1,265	1,273	0.6
Income tax expense	1,920	1,750	(9.7)
Share of result of associates	(12)	(13)	(7.7)

Profit from operations	10,306	11,036	(6.6)

Depreciation, amortization and impairment	2,380	2,400	0.9

EBITDA, as defined(2)	12,686	13,436	(5.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2014 Compared to Year Ended 31 December 2013—EBITDA, as defined” of our 2014 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 12,686 million for the nine-month period ended 30 September 2015. This represented a decrease of USD 750 million, or 5.6%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2014. The results for the nine-month period ended 30 September 2015 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2014 and 2015 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 159 million (before impairment losses) of certain exceptional items in the nine-month period ended 30 September 2015, as compared to a negative impact of USD 40 million during the nine-month period ended 30 September 2014. See “—Exceptional Items” above for a description of the exceptional items during the nine-month period ended 30 September 2015 and 2014.

Net Finance Results

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014	Change
	(USD million)		(%)(1)

Net interest expense	(1,098)	(1,260)	12.9
Net interest on net defined benefit liabilities	(89)	(95)	6.3
Accretion expense	(243)	(237)	(2.5)
Other financial results	157	(22)	-

Net finance costs before exceptional finance results	(1,273)	(1,614)	21.1

Mark-to-market adjustment on derivatives	8	341	-

Exceptional net finance income/(cost)	8	341	-

Net finance income/(cost)	(1,265)	(1,273)	0.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the nine-month period ended 30 September 2015 was USD 1,265 million, as compared to a net finance cost of USD 1,273 million for the nine-month period ended 30 September 2014, representing a cost decrease of USD 8 million. Net finance cost in the nine-month period ended 30 September 2015 includes a positive mark-to-market adjustment of USD 33 million linked to the hedging of our share-based payment program and positive currency results in other financial results, as well as lower net interest expense. Net finance cost in the nine-month period ended 30 September 2014 includes a positive mark-to-market adjustment of USD 436 million, partially offset by negative currency results. The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the nine-month period, are shown in the table below:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014
Share price at the start of the nine-month period (in euro)	93.86	77.26
Share price at the end of the nine-month period (in euro)	94.92	88.12
Number of equity derivative instruments at the end of the period (millions)	35.5	28.7

Exceptional net finance income was USD 8 million resulting from gains related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a gain of USD 341 million during the nine-month period ended 30 September 2014. The deferred share instrument has been hedged at an average price of approximately EUR 68 per share. The number of shares included in the hedging of the deferred share instrument, and the share prices at the beginning and end of the nine-month period, are shown in the table below:

	Nine-month period ended 30 September 2015	Nine-month period ended 30 September 2014
Share price at the start of the nine-month period (in euro)	93.86	77.26
Share price at the end of the nine-month period (in euro)	94.92	88.12
Number of equity derivative instruments at the end of the period (millions)	23.1	23.1

Share of result of associates

Our share of result of associates for the nine-month period ended 30 September 2015 was USD 12 million as compared to USD 13 million for the nine-month period ended 30 September 2014.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2015 amounted to USD 1,920 million, with an effective tax rate of 21.2%, as compared to an income tax expense of USD 1,750 million and an effective tax rate of 17.9% for the nine-month period ended 30 September 2014. The increase in the effective tax rate mainly resulted from lower 2015 gains from certain derivatives related to the hedging of share-based payment programs and the hedging of the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to the same period 2014.

Profit Attributable to Non-Controlling Interests

Our profit attributable to non-controlling interests was USD 1,148 million for the nine-month period ended 30 September 2015, a decrease of USD 189 million from USD 1,337 million for the nine-month period ended 30 September 2014, with the strong operating performance of Ambev being offset by currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2015 was USD 5,985 million (compared to USD 6,689 million for the nine-month period ended 30 September 2014) with basic earnings per share of USD 3.65, based on 1,639 million shares outstanding, representing the weighted average number of shares outstanding during the nine-month period ended 30 September 2015.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the nine-month period ended 30 September 2015 would have been USD 5,952 million and basic earnings per share would have been USD 3.63.

Outlook

In terms of the volume and revenue outlook for 2015, we expect:

•	In the US: We expect industry volumes to improve in 2015 compared to 2014. We expect our own sales-to-wholesalers and sales-to-retailers to converge on a full year basis.

•	In Mexico: We expect beer industry volumes to continue to grow in 2015, driven by the economy and our own commercial initiatives.

•	In Brazil: We expect our net revenues to grow by mid to high single digits, helped by continuing growth in the premium segment.

•

In China: Given economic headwinds and poor summer weather, we no longer expect industry volumes to return to growth in the second half of the year. However, we expect that our own brand portfolio, which is focused on the core plus, premium and super premium segments of the industry, which are growing, will continue to perform better than the industry in 2015. We expect our revenue per hl to continue to be driven by favorable brand mix.

•

Total AB InBev: We are amending our guidance. Our previous guidance was for revenue per hl to grow organically in line with inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix. We now expect revenue per hl will grow ahead of inflation due to higher than expected premium brand volumes.

When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2015 as it did in 2014. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter

We are amending our guidance for cost of sales. Our previous guidance was for cost of sales per hectoliter to increase by low single digits on a constant geographic basis. We now expect cost of sales per hectoliter to grow by mid-single digits due to higher than expected premium brand volumes. We expect this increase to be more than offset by increased revenue per hl.

We expect distribution expenses per hectoliter to increase organically by mid-single digits.

We expect sales and marketing investments to grow by mid to high single digits as we continue to invest behind our brands and global platforms for the long term.

We expect the average coupon on net debt to be in the range of 3.5% to 4.0% in 2015. Net pension interest expense and accretion expenses are expected to be approximately USD 35 million and USD 80 million per quarter, respectively. We expect that other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of approximately USD 4.3 billion for 2015, driven by investments in our consumer and commercial initiatives, and capacity expansion.

Our optimal capital structure remains at a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. Approximately one-third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro.

Recent Developments

Proposed combination with SABMiller

On 13 October 2015, the boards of AB InBev and SABMiller announced that they had reached an agreement in principle on the key terms of a possible recommended offer to be made by AB InBev for the entire issued and to be issued share capital of SABMiller (the “Possible Offer”).

Under the terms of the Possible Offer, SABMiller shareholders would be entitled to receive GBP 44.00 per share in cash, with a partial share alternative available for approximately 41% of the SABMiller shares.

The board of SABMiller has indicated to AB InBev that it would be prepared unanimously to recommend the all-cash offer of GBP 44.00 per SABMiller share to SABMiller shareholders, subject to their fiduciary duties and satisfactory resolution of the other terms and conditions of the Possible Offer.

Future SEC Filings and This Filing: Important Information

In the event that we and SABMiller enter into a transaction, we may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from us, without charge, once they are filed with the SEC.